

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2025

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd.
110 Yonge Street
Suite 1601
Toronto, Ontario
Canada M5C 1T4

      Re: Bitfarms Ltd.
           Form 40-F for the Fiscal Year Ended December 31, 2023
           Form 40-F for the Fiscal Year Ended December 31, 2022
           File No. 001-40370

Dear Jeffrey Lucas:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Crypto Assets